Exhibit 99.1

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2025

SLA Zurich Holdings, L.P.
By: SLA Zurich GP, L.L.C., its general partner

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SLA Zurich Aggregator, L.P.
By: SL Alpine II Aggregator GP, L.L.C., its general partner
By: Silver Lake Alpine Associates II, L.P., its managing member
By: SLAA II (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLA Zurich GP, L.L.C.

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SL Alpine II Aggregator GP, L.L.C.
By: Silver Lake Alpine Associates II, L.P., its managing member
By: SLAA II (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member
By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Alpine Associates II, L.P.

By: SLAA II (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member
By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLAA II (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member
By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Group, L.L.C.
By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel